K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 7, 2015

FILED VIA EDGAR

Mr. Jay Williamson
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Martin Currie Emerging Markets Fund (the “fund”)
- Class A, Class A2, Class C, Class FI, Class R, Class I and Class IS
File Nos.: 811-22338; 333-162441

Dear Mr. Williamson:

This letter responds to your comments, discussed in our telephone conversation on March 30, 2015, regarding your review of Post-Effective Amendment No. 88 to the Registrant’s registration statement on behalf of the fund.  Post-Effective Amendment No. 88 will become effective on April 26, 2015 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”).  On April 24, 2015, we filed a BXT filing to designate the new effective date of May 26, 2015 for the filing.  We expect to file Post-Effective Amendment No. 95 on May 22, 2015, which will become effective on May 26, 2015 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus:

Comment 1:  Please respond to these comments in writing on EDGAR.  If in response, you are revising disclosure, please include the revised disclosure in the response letter.  Please file the response letter with sufficient time for staff review prior to filing a Rule 485(b) filing.  Please provide Tandy representations with the Registrant’s response to comments.

Response: The Registrant is following these instructions and the Tandy representations are enclosed with this letter.

Comment 2:  Please delete footnote 2 to the “Shareholder fees” table discussing small account fees since the statement appears to only apply to a limited number of investors.

Response: Instruction 2(d) to Item 3 of Form N-1A states that “[i]f an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the fund may include the threshold in a parenthetical to the caption or footnote to the table.” The Registrant respectfully submits that this instruction permits the inclusion of footnote 2 to the fee table.

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Comment 3:  The “Principal investment strategies” section of the prospectus discloses that the fund may invest in other investment companies, including exchange traded funds.  Please confirm whether the “Shareholder fees” table should contain acquired fund fees and expenses as a separate line item.

Response:  The Registrant confirms that the fund’s acquired fund fees and expenses are not expected to exceed 0.01 percent of the fund’s average net assets and, therefore, the “Shareholder fees” table should not contain acquired fund fees and expenses as a separate line item.

Comment 4:  Please confirm that the expense example reflects the effect of any expense reimbursement or fee waiver arrangements for only the term of any such expense reimbursement or fee waiver arrangements.

Response: The Registrant confirms that the fee waiver is reflected in the expense example only for the period when the waiver is in effect, that is, May 26, 2015 through December 31, 2016.

Comment 5:  In the “Principal investment strategies” section, please revise the first sentence of the first paragraph to state that the fund pursues its objective by investing  at least 80% of its assets in investments tied economically to emerging markets and/or developing economies.

Response: The Registrant has revised the relevant portions of the “Principal investment strategies” section as follows:

Under normal market conditions, the fund pursues its objective ~~through investment primarily~~ by investing at least 80% of its net assets in ~~equity and equity-related~~ securities of issuers ~~located in a number of countries~~ with substantial economic ties to one or more emerging market countries and other investments with similar economic characteristics ~~and/or developing economies~~.

Comment 6:  Please revise the “Principal investment strategies” section to clarify what factors the fund considers to determine that an issuer is tied economically to an emerging market country.

Response: The Registrant has revised the “Principal investment strategies” section to include the following:

The material factors the subadviser considers when determining whether an issuer has substantial economic ties to an emerging market country include whether the issuer:

i.	is included in the MSCI Emerging Markets Index,

ii.	is organized or headquartered in an emerging market country, or maintains most of its assets in one or more such countries;

iii.	has a primary listing for its securities on a stock exchange of an emerging market country; or

iv.	derives a majority of its exposure (e.g. percentage of sales, income or other material factors) from one or more emerging market countries.

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Comment 7:  Please clarify what is meant by stating that “the fund’s investment strategy and performance are  benchmarked against the MSCI Emerging Markets Index.”  Does this mean that the fund’s investments are limited to those included in the index, that the fund will replicate or follow a sample of the index positions, something else?

Response:  The Registrant has deleted this statement.

Comment 8:  Please clarify the distinction between the terms emerging market and developing economy.  If there is no distinction, please revise the prospectus disclosure for conciseness.

Response:  The Registrant has confirmed that it does not distinguish between the terms emerging market and developing economy.  The prospectus has been revised to only reference emerging market.

Comment 9:  Please delete the clause “[i]n the opinion of the subadviser” from the third sentence of the first paragraph in the “Principal investment strategies” section.  It is not clear why the statement is framed as being in the opinion of the subadviser, the countries either are or are not the ones listed.

Response: The Registrant has deleted this clause.

Comment 10:  Please explain what is meant by “synthetic foreign equity securities” in the second sentence of the second paragraph in the “Principal investment strategies” section in a manner that is more accessible to potential investors.

Response: The Registrant has revised the “Principal investment strategies” section to include the following:

Synthetic foreign equity securities are a type of derivative issued by a bank or other financial institution designed to replicate the economic exposure of buying an equity security directly in a particular foreign market.

Comment 11:  Please clarify what is meant by “[w]ithin an identified market” in the first sentence of the third paragraph in the “Principal investment strategies” section. Does this refer to a country, index, something else?

Response: The Registrant has revised this sentence as follows:

Within an ~~identified market~~ emerging market country, the subadviser selects securities that it believes have favorable investment potential.

Comment 12:  If applicable, please revise the “Principal investment strategies” section to discuss the fund’s use of derivative investments as part of its principal investment strategy, including a description of the purpose for such investments.  Please also confirm that the Registrant has reviewed the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (“Barry Miller letter”) in relation to the fund’s derivative investments.  Also, confirm the fund’s disclosure is in accordance with the Barry Miller letter.

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Response: The Registrant has considered this comment and has revised the “Principal investment strategies” section to include the following:

The fund may also enter into index futures contracts as a substitute for buying or selling securities; to obtain market exposure; in an attempt to enhance returns; and to manage cash.

The Registrant has also revised the “More on the fund’s investment strategies, investments and risks” section to include the following:
Derivatives
Derivatives are financial instruments whose value depends upon, or is derived from, the value of an asset, such as one or more underlying investments, indexes or currencies. The fund may engage in derivative transactions, specifically, index futures contracts. The fund may enter into these index futures contracts:

•	As a substitute for buying or selling securities
•	As a cash flow management technique
•	As a means of attempting to enhance returns
•	As a means of providing market exposure

A derivative contract will obligate or entitle the fund to deliver or receive an asset or cash payment based on the change in value of one or more underlying investments, indexes or currencies. When the fund enters into derivatives transactions, it may be required to segregate assets or enter into offsetting positions, in accordance with applicable regulations. Such segregation is not a hedging technique and will not limit the fund’s exposure to loss. The fund will, therefore, have investment risk with respect to both the derivative itself and the assets that have been segregated to offset the fund’s derivative exposure. If such segregated assets represent a large portion of the fund’s portfolio, portfolio management may be affected as covered positions may have to be reduced if it becomes necessary for the fund to reduce the amount of segregated assets in order to meet redemptions or other obligations.

With these revisions, the Registrant confirms that the fund’s prospectus accurately reflects the fund’s use of derivatives. In addition, the Registrant confirms that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute.

Comment 13:  Please revise the “Recent market events risk” in either the “Principal investment risks” section or the “More on the fund’s investment strategies, investments and risks” section to include detail on the emerging markets in which the fund will invest.  For example, consider whether disclosure regarding China, Russia, and/or Brazil is warranted.  In addition, some of the markets the fund will invest in are reliant on commodity exports including exports to China.  Has the Registrant made any consideration to adding a risk factor highlighting the impact the slowdown of Chinese markets may have on other markets?

Response:  The Registrant has considered this comment and determined that including country-specific risk disclosure in the prospectus would not be appropriate because the fund is an emerging market fund with the flexibility to invest in any emerging market country and to change its investments in any such emerging market country as deemed appropriate by the

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portfolio managers.  However, the Registrant has determined that country-specific risk disclosure for China would be appropriate and has added the following to the statement of additional information:

Investing in the Greater China Region - Investing in the Greater China region, consisting of Hong Kong, the People’s Republic of China and Taiwan, among other locations, involves a high degree of risk and special considerations not typically associated with investing in more established economies or securities markets. Such risks may include: (a) social, economic and political uncertainty (including the risk of armed conflict); (b) the risk of nationalization or expropriation of assets or confiscatory taxation; (c) dependency on exports and the corresponding importance of international trade; (d) increasing competition from Asia’s other low-cost emerging economies; (e) greater price volatility and significantly smaller market capitalization of securities markets; (f) substantially less liquidity, particularly of certain share classes of Chinese securities; (g) currency exchange rate fluctuations and the lack of available currency hedging instruments; (h) higher rates of inflation; (i) controls on foreign investment and limitations on repatriation of invested capital and on the fund’s ability to exchange local currencies for U.S. dollars; (j) greater governmental involvement in and control over the economy; (k) uncertainty regarding the People’s Republic of China’s commitment to economic reforms; (l) the fact that Chinese companies may be smaller, less seasoned and newly-organized companies; (m) the differences in, or lack of, auditing and financial reporting standards which may result in unavailability of material information about issuers; (n) the fact that statistical information regarding the economy of the Greater China region may be inaccurate or not comparable to statistical information regarding the U.S. or other economies; (o) less extensive, and still developing, legal systems and regulatory frameworks regarding the securities markets, business entities and commercial transactions; (p) the fact that the settlement period of securities transactions in foreign markets may be longer; (q) the fact that it may be more difficult, or impossible, to obtain and/or enforce a judgment than in other countries; (r) the rapid and erratic nature of growth, particularly in the People’s Republic of China, resulting in inefficiencies and dislocations; (s) economies characterized by over-extension of credit and rising unemployment; and (t) the risk that, because of the degree of interconnectivity between the economies and financial markets of China, Hong Kong and Taiwan, any sizable reduction in the demand for goods from China, or an economic downturn in China, could negatively affect the economies and financial markets of Hong Kong and Taiwan, as well.

The People’s Republic of China is dominated by the one-party rule of the Communist Party. Investments in China involve the risk of greater control over the economy, political and legal uncertainties and currency fluctuations or blockage. The government of the People’s Republic of China exercises significant control over economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. For over three decades, the government of the People’s Republic of China has been reforming economic and market practices and providing a larger sphere for private ownership of property. While currently contributing to growth and prosperity, the government may decide not to continue to support these

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economic reform programs and could possibly return to the completely centrally planned economy that existed prior to 1978.

As with all transition economies, China’s ability to develop and sustain a credible legal, regulatory, monetary, and socioeconomic system could influence the course of outside investment. The real estate market, once rapidly growing in major cities, has slowed down and may collapse. Additionally, local government debt is still very high, and local governments have few viable means to raise revenue, especially with the fall in demand for housing. Moreover, although China has tried to restructure its economy towards consumption, it remains heavily dependent on exports and is therefore susceptible to downturns abroad which may weaken demand for its exports and reduce foreign investments in the country. In particular, the economy faces the prospect of prolonged weakness in demand for Chinese exports as its major trading partners, such as the United States, Japan, and Europe, continue to experience economic uncertainty stemming from the global financial crisis and European crisis, among other things. Over the long term, China’s aging infrastructure, worsening environmental conditions, rapid and inequitable urbanization, and quickly widening urban and rural income gap, which all carry political and economic implications, are among the country’s major challenges. In addition, China continues to exercise control over the value of its currency, rather than allowing the value of the currency to be determined by market forces. This type of currency regime may experience sudden and significant currency adjustments, which may adversely impact investment returns.

The willingness and ability of the government of the People’s Republic of China to support the Greater China region markets is uncertain. Taiwan and Hong Kong do not exercise the same level of control over their economies as does the People’s Republic of China, but changes to their political and economic relationships with the People’s Republic of China could adversely impact investments in Taiwan and Hong Kong. Following the establishment of the People’s Republic of China by the Communist Party in 1949, the Chinese government renounced various debt obligations incurred by China’s predecessor governments, which obligations remain in default, and expropriated assets without compensation. There can be no assurance that the Chinese government will not take similar action in the future. An investment in the fund involves risk of a total loss. The political reunification of China and Taiwan is a highly problematic issue and is unlikely to be settled in the near future. This situation poses a threat to Taiwan’s economy and could negatively affect its stock market. Hong Kong is closely tied to China, economically and through China’s 1997 acquisition of the country as a Special Autonomous Region. China has committed by treaty to preserve Hong Kong’s autonomy and its economic, political and social freedoms until 2047. However, if China would exert its authority so as to alter the economic, political or legal structures or the existing social policy of Hong Kong, investor and business confidence in Hong Kong could be negatively affected, which in turn could negatively affect markets and business performance. Hong Kong’s success depends, in large part, on its ability to retain the legal, financial, and monetary systems that allow economic freedom and market expansion.

The Greater China region has historically been prone to natural disasters such as earthquakes, droughts, floods and tsunamis and is economically sensitive to

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environmental events. Any such event could cause a significant impact on the economy of, or investments in, the Greater China region.
Risks of Investments in China A-shares through the Shanghai-Hong Kong Stock Connect Program - The fund may invest in China A-Shares of certain Chinese companies through the Shanghai-Hong Kong Stock Connect program (“Connect Program”).  The Connect Program is subject to quota limitations and an investor cannot purchase and sell the same security on the same trading day, which may restrict the fund’s ability to invest in China A- shares through the Connect Program and to enter into or exit trades on a timely basis. The Shanghai market may be open at a time when the Connect Program is not trading, with the result that prices of China A-shares may fluctuate at times when the fund is unable to add to or exit its position. Only certain China A-shares are eligible to be accessed through the Connect Program. Such securities may lose their eligibility at any time, in which case they could be sold but could no longer be purchased through the Connect Program. Because the Connect Program is new, the actual effect on the market for trading China A-shares with the introduction of large numbers of foreign investors is unknown. In addition, there is no assurance that the necessary systems required to operate the Connect Program will function properly or will continue to be adapted to changes and developments in both markets. In the event that the relevant systems do not function properly, trading through the Connect Program could be disrupted.
The Connect Program is subject to regulations promulgated by regulatory authorities for both exchanges and further regulations or restrictions, such as limitations on redemptions or suspension of trading, may adversely impact the Connect Program, if the authorities believe it necessary to assure orderly markets or for other reasons. There is no guarantee that both exchanges will continue to support the Connect Program in the future. Investments in China A- shares may not be covered by the securities investor protection programs of either exchange and, without the protection of such programs, will be subject to the risk of default by the broker. In the event that the depository of the Shanghai Stock Exchange (“ChinaClear”) defaulted, the fund may not be able to recover fully its losses from ChinaClear or may be delayed in receiving proceeds as part of any recovery process.  It is currently unclear whether applicable courts would consider that the fund, rather than the nominee, if the beneficial owner of China A-shares purchased through the Connect Program. Therefore, the fund may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security.  The fund may not be able  to  participate  in  corporate  actions  affecting  China  A-shares  held  through  the  Connect Program due to time constraints or for other operational reasons. Similarly, the fund may not be able to appoint proxies or participate in shareholders’ meetings due to current limitations on the use of multiple proxies in China. Because all trades on the Connect Program in respect of eligible China A-shares must be settled in Renminbi (RMB), the Chinese currency, investors must have timely access to a reliable supply of offshore RMB, which cannot be guaranteed.
Trades on the Connect Program are subject to certain requirements prior to trading. If these requirements are not completed prior to the market opening, the fund cannot sell the shares on that trading day. In addition, these requirements

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may limit the number of brokers that the fund may use to execute trades. If an investor holds 5% or more of the total shares issued by a China- A share issuer, the investor must return any profits obtained from the purchase and sale of those shares if both transactions occur within a six-month period. If the fund holds 5% or more of the total shares of a China-A share issuer through its Connect Program investments, its profits may be subject to these limitations. In addition, it is not currently clear whether all accounts managed by an adviser and/or its affiliates will be aggregated for purposes of this limitation. If that is the case, it makes it more likely that the fund’s profits may be subject to these limitations.

The Registrant has also added the following disclosure to its “More on the fund’s investment strategies, investments and risks -- Foreign investments and emerging markets risk”:

Economies and financial markets throughout the world are becoming increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions.

Comment 14:  Please delete the cross reference to the SAI from the end of the “Principal investment risks” section on page 5 and at the end of the “More on the fund’s investment strategies, investments and risks” section on page 12, per general instruction C(2)(a) of Form N-1A.

Response:  The Registrant believes that these cross references are appropriate to refer investors to the SAI for more information about the fund’s investment policies, strategies and risks.  The Registrant will continue to consider this comment.

Comment 15:  Please delete the reference to the “Related Performance” of the Composite in the “Performance” section.

Response: The Registrant has made the requested change.

Comment 16:  The “More on the fund’s investment strategies, investments and risks” section includes the sentence: “The fund does not attempt to replicate the MSCI Emerging Markets Index, therefore the fund’s performance may deviate significantly from the performance of the index.”  Please also state this in the summary prospectus.

Response: No change was made in response to this comment.  As noted above in response to Comment 7, the Registrant has deleted from its summary prospectus, the statement that “the fund’s investment strategy and performance are benchmarked against the MSCI Emerging Markets Index.”

Comment 17:  Please revise the fourth paragraph of the “More on the fund’s investment strategies, investments and risks” section to clearly state the fund’s 80% investment policy and then separately discuss the fund’s policy for notifying shareholders about changes to the fund’s 80% investment policy.

Response: The Registrant has revised the disclosure as follows:

Under normal market conditions, the fund will invest at least 80% of its net assets in securities of issuers with substantial economic ties to one or more emerging market countries and other investments with similar economic characteristics.  This 80% policy may be changed by the Board upon 60 days’ prior written notice to shareholders. For purposes of this 80% policy, net assets include borrowings for investment purposes, if any.

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Comment 18:  Please revise the second sentence of the fifth paragraph of the “More on the fund’s investment strategies, investments and risks” section to state that the fund will provide 60 days notice to shareholders if the fund’s investment objective is changed.

Response: The Registrant considered this comment and reviewed Item 9(a) of Form N-1A which states “if applicable, state that those objectives may be changed without shareholder approval.”  The Registrant believes that the current disclosure contained in the prospectus complies with Item 9(a).

Comment 19:  Please revise the “More on the fund’s investment strategies, investments and risks - Issuers of emerging market countries and/or developing economies” section to be more informative to average investors who would be unfamiliar with the sources currently described in this section.

Response: In response to Comment 5, the Registrant has revised the Summary Prospectus disclosure to clarify that the fund will invest at least 80% of its assets in securities and related instruments of issuers with substantial economic ties to an emerging market country.  In response to Comment 6, the Registrant has revised the Summary Prospectus disclosure to clarify how it determines whether an issuer has substantial economic ties to an emerging market country.  In line with these revisions, the “More on the fund’s investment strategies, investments and risks” section now identifies Emerging Market Countries as follows:

Emerging Market Countries

The subadviser views emerging market countries to include:
i.	any country having an “emerging stock market” as defined by the International Finance Corporation;
ii.	any country with low- to middle-income economies according to the International Bank for Reconstruction and Development; or
iii.	any country not included in the MSCI World Index of developed markets.

The Registrant believes that the revisions taken as a whole are more informative to an investor.  The subadviser considers the identified sources when determining the emerging market countries in which the fund will invest, therefore, the Registrant does not believe revisions to the source descriptions would be appropriate.

Comment 20:  The “More on the fund’s investment strategies, investments and risks” section indicates that the fund will invest in REITS. If the fund will invest in REITs as part of its principal investment strategy, please disclose this in the “Principal investment strategies” and “Principal Risks” sections.

Response: The Registrant has confirmed that the fund will invest in REITs as part of its principal investment strategy.  It has added the following to the “Principal investment strategies, “Principal Risks,” and “More on the fund’s investment strategies, investments and risks” sections:

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Principal Investment Strategies:

The fund will invest primarily in equity and equity-related securities, which may include common stocks, preferred stock, real estate investment trusts, convertible bonds, other securities convertible into common stock, depositary receipts, securities of other investment companies including exchange traded funds and synthetic foreign equity securities, including international warrants.

Principal Risks:

REIT risk. The value of Real Estate Investment Trusts, or REITs, may be affected by the condition of the economy as a whole and changes in the value of the underlying real estate, the creditworthiness of the issuer of the investments and property taxes, interest rates, liquidity of the credit markets and the real estate regulatory environment. REITs that concentrate their holdings in specific businesses, such as apartments, offices or retail space, will be affected by conditions affecting those businesses.

More on the fund’s investment strategies, investments and risks:

REIT risk. The fund may invest in pooled investment vehicles which invest primarily in income-producing real estate or real estate-related loans or interests, called real estate investment trusts or REITs. Investments in real estate-related securities (including REITs) expose the fund to risks similar to investing directly in real estate. The value of these investments may be affected by changes in the value of the underlying real estate, the creditworthiness of the issuer of the investments and changes in property taxes, interest rates, liquidity of the credit markets and the real estate regulatory environment. In addition, the values of REITs are affected by the condition of the economy as a whole, which affects the occupancy rates of various types of real estate (e.g., offices, shopping centers and hotels). The values of many REITs have fallen as a result of recent economic conditions, and may suffer further decline, or a prolonged period of little increase, as a result of poor economic conditions and resulting low occupancies and high foreclosure rates. Turmoil affecting foreclosures can prolong the depression of real estate prices.

Comment 21:  In the “More on the fund’s investment strategies, investments and risks - Liquidity risk” section, please quantify what is meant by the word “most” in the following sentence -- “Although most of the fund’s investments must be liquid at the time of investment…”

Response: The Registrant has considered this comment and has not made any revisions to disclosure in response.  The Registrant respectfully submits that the existing risk disclosure appropriately discloses the risks related to illiquid holdings and that the registration statement appropriately discloses the fund’s limitations on investments in illiquid securities in the statement of additional information.

Comment 22:  To the extent appropriate, please clarify whether the fund intends to hedge currency risks and whether it considers such hedging when it evaluates a potential investment. Also, to the extent material, please highlight whether actual or potential changes in U.S. or other country’s monetary policies, such as interest rate policies, may impact the portfolio as a whole.

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Response:  The Registrant has confirmed that the fund does not intend to hedge currency risks and does not consider hedging currency when it evaluates a potential investment. The Registrant has confirmed that actual or potential changes in U.S. or other country’s monetary policies, such as interest rate policies, may impact the portfolio as a whole.  The Registrant notes that this risk is discussed in the “Recent Market Events Risk” components as follows:

“In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities.
This environment could make identifying investment risks and opportunities especially difficult for the subadviser, and whether or not the fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the fund’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.”

Comment 23:  In the ninth paragraph of the “Choosing a class of shares to buy” section, the disclosure states that “[m]ore information about the fund’s classes of shares is available through the Legg Mason funds’ website.  Please confirm that the information on the website is consistent with the information contained in the fund’s prospectus and SAI.

Response: The Registrant confirms that the website disclosure is consistent with the prospectus and SAI in all material respects.  To make it easier for investors to find the information, the following language has been added to the end of the last paragraph under “Choosing a class of shares to buy”:
To visit the website, go to http://www.leggmason.com/individualinvestors/products, and click on the name of the fund in the dropdown menu.  On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

Comment 24:  The last sentence in the fifth paragraph of the “Other things to know about transactions” section reads: “If these procedures are followed, neither the fund nor its agents will bear any liability for these transactions.”  Please confirm that this does not result in investors waiving any protections they may have available under the securities laws.

Response: In the 1994 generic comment letter, the SEC staff stated that a fund permitting investors to engage in transactions by telephone may notify investors that “the fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and that if it does not, it may be liable for any losses due to unauthorized or fraudulent instructions.”  Alternatively, a fund “may state that it ‘will not be liable for following instructions

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communicated by telephone that it reasonably believes to be genuine.’”  See Letter to Registrant from Carolyn B. Lewis, Assistant Director, Division of Investment Management (Feb. 25, 1994).  The fund, like many other mutual funds, has relied on this position in disclosing to investors the limits of the fund’s liability for losses resulting from unauthorized telephone transactions.  To clarify that the disclaimer for liability for such losses remains subject to the federal securities laws and other applicable law, the disclosure under “Other things to know about share transactions” has been revised as follows:

If these procedures are followed, neither the fund nor its agents will bear any liability for these transactions, subject to applicable law.

Comment 25:  Regarding the “Related performance” section:

(a)	Please confirm supplementally that the separate accounts and funds comprising the composite have investment objectives, policies and strategies that are substantially similar to the fund.

Response: The Registrant has confirmed that the separate accounts and funds comprising the composite have investment objectives, policies and strategies that are substantially similar to the fund.

(b)	Please confirm whether the fund’s portfolio managers were primarily responsible for the separate accounts and funds that comprise the composite and whether there were any other portfolio managers primarily responsible for those separate accounts or funds.

Response: The Registrant has confirmed that the fund’s portfolio managers were primarily responsible for the separate accounts and funds that comprise the composite and that there were no other portfolio managers primarily responsible for those separate accounts or funds.

(c)	Please confirm the “Related performance” presentation does not exclude any substantially similar separate accounts or funds managed by the portfolio managers from the calculation.

Response: The Registrant has confirmed that the “Related performance” presentation does not exclude any substantially similar separate accounts or funds managed by the portfolio managers from the calculation.

(d)	Please confirm supplementally that the investment adviser will maintain records necessary to support the calculation of the related performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant has confirmed that the investment adviser will maintain records necessary to support the calculation of the related performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

(e)	Please explain supplementally which no-action letters or other SEC staff guidance was relied upon to support the “Related performance” presentation

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and please describe how the fund’s usage and presentation complies with the criteria and conditions in the no-action letters or guidance.

Response:  In Nicholas-Applegate Mutual Funds no-action letter (pub. avail. Aug. 6, 1996) (“Nicholas Applegate”), the Staff agreed not to recommend enforcement action to the Commission under Section 34(b) of the 1940 Act or Section 206 of the Investment Advisers Act of 1940 where a fund includes in its prospectus performance information of accounts with substantially similar investment objectives, policies, and strategies managed by the fund's investment adviser (“Portfolios”) provided that the information is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be included in the prospectus. In providing the no-action relief, the Staff relied on representations that (i) the Portfolios’ performance information would be presented no more prominently than the fund's performance; (ii) the prospectus would disclose prominently that the performance of the Portfolios does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (iii) the Portfolios’ performance would be compared to an appropriate securities index, and (iv) the prospectus specifically would disclose that Portfolios are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the Portfolios.

The Registrant believes that criteria (i) - (iv) of Nicholas Applegate have been met with respect to the manner in which the Composite performance has been disclosed in the prospectus.

Statement of Additional Information:

Comment 26:  Please advise whether the fund’s non-fundamental policy relating to investments in investment companies conflicts with the fund’s principal investment strategies.

Response: The Registrant does not believe that the fund’s non-fundamental policy relating to investment companies conflicts with the fund’s principal investment strategies.  The non-fundamental policy does not prevent the fund from investing in other investment companies under all circumstances. The non-fundamental policy only prohibits the fund from investing in other investment companies in reliance upon the provisions of subparagraphs (G) or (F) of Section 12(d)(1) of the 1940 Act.

Comment 27:  The third paragraph in the “Investment Strategies and Risks - Securities of Other Investment Companies” section states that “the fund may also invest in the securities of private investment companies, including “hedge funds.” Please clarify to what extent the fund may invest in hedge funds.

Response: The Registrant confirmed that the fund does not intend to invest in hedge funds and has deleted any related disclosure to the contrary.

Comment 28:  The first paragraph of the “Investment Strategies and Risks - Currency Fluctuations” section states “the strength or weakness of the U.S. dollar against such foreign

Page 14 May 7, 2015

currencies may account for a substantial part of the fund’s investment performance.”  Please include similar language in the prospectus risk disclosure relating to currency risk.

Response:  The Registrant considered this comment and believes that the following two sections of the prospectus together effectively convey this risk: “Currency risk” which states “[t]he value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change.  Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses”; and the preamble to the “Principal risks” section which states “[t]he value of your investment in the fund, as well as the amount of return you receive on your investment, may fluctuate significantly.  You may lose part or all of your investment in the fund…”

Comment 29:  The first paragraph of the “Investment Strategies and Risks - Financial Instruments” section states “[t]he fund will not often employ hedging strategies, however, the fund reserves the right to hedge its portfolio investments in the future.”  Please revise the prospectus disclosure accordingly to inform investors and to clarify how derivatives will be used.

Response:  The Registrant has revised the “Investment Strategies and Risks - Financial Instruments” section to state “[t]he fund will not ~~often~~ employ hedging strategies; however, the fund reserves the right to hedge its portfolio investments in the future.  The Registrant believes that its prospectus accurately reflects the fund’s intended use of derivatives.

Comment 30:  The seventh paragraph of the “Investment Strategies and Risks - Financial Instruments” section states “[t]his discussion is not intended to limit the fund’s investment flexibility, unless such limitation is expressly stated, and therefore will be construed by the fund as broadly as possible.”  Please confirm the fund’s prospectus and SAI appropriately describe the fund’s investment flexibility and that information is disclosed in a manner that is consistent with Form N-1A Item 16(b).

Response: The Registrant confirms that the fund prospectus and SAI appropriately describe the fund’s investment flexibility and that the disclosure is consistent with Form N-1A.

Comment 31:  The “Additional Risk Disclosure - Investments by Other Funds and by Other Significant Investors” section states “the effect of these transactions could adversely affect the fund’s performance.”  Consider whether this statement should be included in the fund’s prospectus.

Response: The Registrant considered this comment and believes this statement does not need to be added to the fund’s prospectus.  The Registrant believes that the following three sections of the prospectus together effectively convey this risk: “Risk relating to investments by other funds” which states “[i]n the event of such redemptions or investments, the fund could be required to sell securities or to invest cash at a time when it is not advantageous to do so”; the “Liquidity risk” which states “[t]he fund may experience heavy redemptions that could cause the fund to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of your investment to decline”; and the preamble to the “Principal risks” section which states  “[t]he value of your investment in the fund, as well as the amount of return you receive on your investment, may fluctuate significantly.  You may lose part or all of your investment in the fund…”

Page 15 May 7, 2015

Comment 32:  Please confirm whether the fund compensates either of the interested trustees for any item discussed in Form N-1A Item 17(c) and, if applicable, please add related disclosure to the “Management of the Fund” section.

Response: The Registrant confirmed that the fund does not compensate either of the interested trustees for any item discussed in Form N-1A Item 17(c).  Consequently, no additional disclosure was added to the “Management of the Fund” section.

Comment 33: The last sentence in the “The Trust - Derivative Actions” section states “[i]f a derivative action is brought in violation of the Declaration, the shareholders bringing the action may be responsible for the fund’s costs, including attorney’s fees.”  Please clarify whether the declaration itself provides for fee shifting, clarify the scope of the provision, and state whether Maryland law has endorsed similar provisions.  If Maryland law does not provide for such provisions, revise to clearly state so.

Response: The disclosure under “The Trust—Derivative Actions,” including the language describing a shareholder’s obligation to pay the costs and expenses of the fund associated with derivative actions under certain circumstances, summarizes the relevant provisions of Section 9.8 of the Declaration.  Section 9.8(f) of the Declaration provides that shareholders will be responsible for the Trust’s costs and expenses (including attorneys’ fees) incurred in connection with the consideration of a shareholder demand that is rejected because, in the judgment of the independent Trustees, the demand was made without reasonable cause or for an improper purpose.  The Declaration further provides that a shareholder will be responsible for the Trust’s costs and expenses (including attorneys’ fees) incurred as a result of an action that is dismissed for failure to comply with Section 9.8 or an action that a court determines was brought without reasonable cause or for an improper purpose.

The Trust is a statutory trust formed under Maryland law.  While the Maryland Statutory Trust Act (the “Maryland Act”) does not specifically address this type of provision, the Maryland Act expressly provides that it “shall be liberally construed to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments,” which term includes the Declaration.  Under the Maryland Act, the beneficial owners of a statutory trust are bound by its declaration of trust and other governing documents.  Accordingly, the Registrant believes that Section 9.8 of the Declaration is permitted to be included in the Declaration and that no additional disclosure is necessary.

*            *            *            *            *

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9403 or Ndenisarya M. Bregasi at (202) 778-9021.

Sincerely,

/s/ Marguerite W. Laurent
Marguerite W. Laurent

Legg Mason Global Asset Management Trust
620 Eight Avenue, 49th Floor
New York, New York 10018

May 6, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            Legg Mason Global Asset Management Trust (the “Trust”)
- Martin Currie Emerging Markets Fund (the “Fund”)
- Class A, Class A2, Class C, Class FI, Class R, Class I and Class IS
File Nos.: 811-22338; 333-162441

Ladies and Gentleman:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 88 to the Registration Statement on Form N-1A of Legg Global Asset Management Trust on behalf of Martin Currie Emerging Markets Fund, a series of the Trust, as filed with the Commission on February 10, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Global Asset Management Trust

By:  /s/ Harris Goldblat
Name: Harris Goldblat
Title: Assistant Secretary

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